UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.   20549


                         FORM 10 - SB
                        AMENDMENT NO. 2


          GENERAL FORM FOR REGISTRATION OF SEURITIES
        OF SMALL BUSINESS ISSUERS UNDER SECTION 12 (b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                   QUADXSPORTS.COM, INC.
           --------------------------------------
        (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


Nevada						  91-1961912
-------						  -----------
(STATE OR OTHER JURISDICTION OF            (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)             IDENTIFICATION NO.)

100 OCEAN GATE STE 750, LONG BEACH, CA 90802
------------------------------------------
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

(562) 435-5355
---------------------------
(ISSUER'S TELEPHONE NUMBER)


SECURITIES TO BE REGISTERED UNDER SECTION 12 (b) OF THE ACT:

TITLE OF EACH CLASS		  NAME OF EACH EXCHANGE ON WHICH
TO BE SO REGISTERED		  EACH CLASS IS TO BE REGISTERED

---------------------------     ------------------------------

---------------------------     ------------------------------

SECURITIES TO BE REGISTERED UNDER SECTION 12 (g) OF THE ACT:

                 Common Stock - .001 Par Value
                 ------------------------------
                       (TITLE OF CLASS)

FORWARD LOOKING STATEMENTS

QuadXSports.com, Inc., a developmental stage company ("QuadXSports.com, Inc.," or the "Company") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "expect," "believe," "anticipate," "intend," "could," "estimate," "plans," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. Factors that may affect the Company's results include, but are not limited to, the Company's limited operating history, its ability to produce additional products and services, its dependence on a limited number of customers and key personnel, its possible need for additional financing, its dependence on certain industries, and competition from its competitors. With respect to any forward-looking statements contained herein, the Company believes that it is subject to a number of risk factors, including: the Company's ability to implement its product strategies to develop its business in emerging markets; competitive actions; and, general economic and business conditions. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

                 TABLE OF CONTENTS

Part I

Item 1.  Description of Business              		      4

Item 2.  Management's Discussion and Analysis
         or Plan of Operation					                    5
Item 3.  Description of Property			                 	15
Item 4.  Security Ownership of Management and
         Others and Certain Security Holders	       	15
Item 5.  Directors, Executives, Officers and
         Significant Employees			                   	18
Item 6.  Remuneration of Directors and
         Executive Officers				                     	19
Item 7.  Interest of Management and Others in
         Certain Transactions				                   	19
Item 8.  Legal Proceedings				                      	19

Part II

Item 1.  Market Price of and Dividends of the
         Registrant's Common Equity and Other
         Stockholder Matters				                    	19
Item 2.  Recent Sales of Unregistered Securities    	19
Item 3.  Description of Securities 			              	19
Item 4.  Indemnification of Directors and Officers  	20

Part F/S

Item 1.  Financial Statements				                   	21
Item 2.  Changes in and Disagreements With Accountants
         on Accounting and Financial Disclosure	    	21

Part III

Item 1.  Index to Exhibits				                      	21
Item 2.  Description of Exhibits		                   21

Signatures 							                                  	21

                           Part I

Item 1.  Description of Business

	QuadXSports.com, Inc., [Read Quadxsports "dot" com] a developmental stage company, hereinafter referred to as "the Company", is filing this Form 10-SB on a voluntary basis in order to make its financial information equally available to any interested parties or investors.

	The Company was originally organized under the laws of the State of Colorado on May 1, 1996 as Grand Canyon Ventures Three, Inc. On June 22, 1998 the Company changed its name to Boraxx Technologies, Inc. (Boraxx). On March 3, 1999 the Company engaged in a share exchange with Apex Sports.com, Inc.
(Apex), a Nevada Corporation and changed the name to QuadXSports.com, Inc., see Part III, Amendment to Articles of Incorporation.

	QuadXSports.com is involved in the Extreme Sports
Industry, which includes but is not limited to the following activities:

Skateboarding
Surfing
Snowboarding
Skiing
Rollerblading
Dirt Biking
Auto Racing
Wake Boarding
Rock Climbing
Mountain Biking
Base Jumping
Ski Diving

	The above - listed sports as well as others not listed, will be hereafter referred to as "ESI".
	While these sports have almost uniformly been in existence for quite some time, the public eye is now turning toward them, and the result is the birth of the Extreme Sports Industry. As made evident by record attendance levels at Extreme Sporting events (the most popular, ESPN's Extreme
Games in San Francisco recently boasted a turnout of over 260,000 fans), glorifying images of extreme sports in popular media, and the development of the Extreme sub-culture, Extreme Sports are hot, and all indications are that they will continue to get hotter.

	The Companies objective is to be the most popular name in the extreme sports industry. The company was created to provide to the public an Extreme Sports Internet Portal/E-Commerce site that captures the spirit of this rapidly evolving market. This web site is being developed to communicate to all types of stakeholders in this industry.

Owing to the management's huge base of personal connections scattered throughout this industry, the web site will provide rich, unique content to all levels of Extreme Sports enthusiasts.

	In addition, the Company will execute an in-depth development and acquisition plan that will open, acquire, unite, manage, and integrate a network of internet - based "e-tailers", brick and mortar retail stores, and other businesses that cater to the Extreme Sports crowd. With ten to twenty companies under the public umbrella of QuadXSports.com, investors will finally be empowered to obtain a stake in this fresh and dynamic new industry.


Item 2.  Management's Discussion and Analysis or Plan of
	   Operation

	The mission of QuadXSports.com is to make the commitment of excellence to its shareholders, by becoming a household name in the Extreme Sports Industry. Through an in-depth corporate strategy executed by QuadXSports.com's top-flight management team, the company will position itself as the leader of a rapidly expanding and enormously profitable market niche.

				Industry Analyses

Extreme Sports Industry ("ESI")

	ESI represents the activities, ideas, and most importantly, the people involved in Extreme Sports. While most of the Extreme Sports have been around for decades, many new activities are emerging that capture the essence of this emerging market niche. Extreme Sports to most is, above all, an attitude.

Trends

	The increasing numbers of people that embrace the extreme sports lifestyle indicates a more adventurous mindset than those of the past. Perhaps the glorification of these activities in the public eye is responsible for the upsurge in interest in Extreme Sports. Perhaps technological trends in the sports market allow for more exciting activities. Regardless of the reason for the popularity of Extreme Sports, it certainly seems to be an attractive emerging industry for investment. American Sports Data Inc., a consulting firm, reports that snowboarding, one of the most popular Extreme Sports has grown 113% in five years and now boasts nearly 5.5 million participants.

	The pursuits that are becoming more popular have one thing in common: the perception that they are somehow more challenging than a game of touch football. "Every human being with two legs, two arms is going to wonder how fast, how strong, how enduring he or she is," says Eric Perlman, a mountaineer and filmmaker specializing in extreme sports. "We are designed to experiment or die." [Time Magazine]

	CARV Industries is in the business of design, manufacturing and sales of sports clothing for surfing, snowboarding and in-line skating, the rage of the Generation-X crowd. "Three years ago, this segment of the industry was about $500 million and now it has surpassed $1.25 billion," said Lanham, CEO of CARV Industries. "Our research indicates a continued growth market. The Xtreme Games, sort of a Generation-X Olympics, were big ratings winners recently on ESPN."

Competition

	Many analysts group the Extreme Sports phenomenon into the aging and rapidly consolidating sporting goods industry. In fact, what growth the sporting goods industry has experienced is credited to the upsurge of Extreme Sports. Hence, in a typical analysis, a company entering into the Extreme Sports Industry would be competing against international sporting goods giants like Big Five, Sport Chalet, and Chic's Sporting Goods.

	However this "lumping in" of Extreme Sports is not concurrent with how commerce in this industry is conducted. While the prominent sporting goods stores may carry some of the items and merchandise that Extreme Sports enthusiasts crave, the huge number of small developers and retailers dealing with niche products make them unattractive to stock in the prominent sporting goods retailers.

	With the ESI effectively isolated from the ponderous sporting goods industry, this market niche enjoys relatively high barriers to entry with a low level of competition. Chief among the barriers to entry are the many necessary personal connections with a wide variety of small developers, entrepreneurs, athletes, and enthusiasts in this industry. In addition, a certain level of familiarity in top management is required to allow the corporate culture of a business involved with this niche to effectively mirror the mindset of the Extreme Sports world. These cultural binds assist in the acquisition, management, and relations of the small businesses involved with the industry.

Findings

	The ESI exhibits exciting characteristics of growth and marketable assets that represents an attractive target for investment. QuadXSports.com is positioned to take advantage of the upsurge in growth within this industry. With its management team's extensive contacts throughout the world of Extreme Sports, its in-depth management and acquisition plan, and a comprehensive marketing effort, the Company is poised to become the market leader in the Industry.


Electronic Commerce Industry

	Three years ago, industry analysts only hinted at the vast growth that commerce on the Internet would experience. One of the largest sectors of Internet access growth is in the home - consumers are just now beginning to tap into the vast worldwide markets that are relatively inaccessible by any other means.

	Internet commerce involves the sales of products and services to consumers or businesses over the Internet. The categories in this Internet commerce layer include:

E-tailers (e.g., Amazon.com, eToys.com)

Manufacturers selling online (e.g., Cisco, Dell, IBM)

Fee/Subscription-based companies (e.g., thestreet.com,
WSJ.com)

Airlines selling online tickets

Online entertainment and professional services

	It is important to note that many companies are players at multiple layers. For instance, Microsoft and IBM are important players at the Internet infrastructure, applications, and Internet commerce layers, while AOL (before the acquisition of Netscape) is a key player in the infrastructure, intermediary and commerce layers. Similarly
Cisco and Dell are key players at the infrastructure and commerce layers [Internet Indicators].

	Companies that embrace the Internet as a commerce channel experience far greater amounts of growth than like companies which do not utilize e-commerce technologies. In particular, the mating of e-commerce channels in the consumer sales market is particularly promising.

	Small businesses that use the Internet have grown 46% faster than those that do not (American City Business Journals).

	Forty-four percent of U.S. companies are selling online.
An additional 36% affirm that they will do so by the end of 1999.

	Internet advertisement revenues topped $1.92 billion in 1998, resulting in a 100% growth factor from the previous year.

	The Small and Home Office (SOHO) Industry expended over
$51 billion online purchasing technology goods.

	Countries outside of the United States have traditionally fallen behind the nation that built the Internet, but Internet access outside the United States is expanding on a dramatic basis. To this point, there were more Internet users in the United States than in all other countries combined. By the end of 1999, this characteristic is projected to change, as the growth of Internet access within the U.S. lessens, while other countries' access growth is project to increase substantially. Again, the largest sector of this Internet access growth is in the home, exposing people around the globe to the power and simplicity of e-commerce.

Competition

	Nearly all corporate operations and communications have been improved by Internet and Intranet technology. A manufacturer can quickly find retail and distribution channels to facilitate greater sales by setting up a web site to gather orders from customers. Due to the remarkable ease of moving onto the Internet, there are very few barriers to entry. Historically, the key players in e-commerce have forged agreements with suppliers and customers to facilitate a large web-based presence. The companies that hit the Internet first with a proper mix of administrative and IT solutions have been successful (firms like Yahoo!, E-Bay, Amazon, etc.). By being among the first companies to bring their products to the Internet and signing the agreements necessary for exclusivity, these firms have fundamentally changed the face of e-commerce by exploiting the brand name recognition benefits from their status as first movers.

Market Trends

	Consumers, corporations, and governments are expected to spend over $434 billion on the Internet in 1999. Although most Internet consumers are from the United States; worldwide non-U.S. Internet access is projected to increase on a large scale after 1999. As Internet access in homes across the globe proliferates, consumers will continue to tap into this newly discovered resource for worldwide commerce.

	In 1998, the market that accrued the most online purchases was the travel industry, which took in roughly $2.1 billion. High-ranking industries for online purchases via e-commerce include PC Hardware, Gifts, and Books. Companies are increasingly embracing the Internet and e-commerce due to the fact that consumers are viewing the Internet as a more viable venue for transactions. Still, a number of consumers express concerns about security issues over the web. In a recent poll, the number one reason why people haven't decided to purchase goods online was the risk that their information would be stolen and utilized by "hackers."

	These concerns are now largely unfounded due to severely ramped up security protocols (128-bit encryption codes that are nearly impossible to break) and the lack of monetary risk from the consumer's standpoint (the Federal Government limits a credit card holder's liability to only $50 in the event of credit card fraud).


Governmental Trends

	As e-commerce flourishes in the world markets, companies must continually take into consideration the governmental rules and regulations in the countries that they do business in. Countries with strict privacy laws might find conflict with the selling of product preference information of its citizens to other firms. Other governmental mandates, such as trade embargoes, can effect international electronic commerce. Last year, Dell was fined $50,000 for selling computers to Iran - it is illegal in the United States to sell products to countries involved with terrorism.

	As companies find a more globalized customer base, they must take the steps necessary to safely and legally maintain their presence in countries outside the United States.

Legislative Trends

	Currently, e-commerce in the United States enjoys a considerable benefit: no purchases made online will be subject to sales tax until January 1, 2004. In a recent study of top firms that sell their computers via the Internet, customers rated the absence of sales tax as a key motivator in their purchasing habits, particularly with more expensive items. This serves as an even greater incentive for consumers and merchants to actively make purchases and sales via e-commerce.

Economic Trends

	As markets spread to cover the globe, and as commerce continues to increase on the Internet, the risk of downturns in local economies is lessened due to the inherent communicability of e-commerce to find and capitalize upon the existence of substitutes. In this fashion, e-commerce is thought by many economists to be an equalizer to world economies, by minimizing the damage to the global community if scarcity or other adverse conditions occur in various sectors of the world market.

Findings

	The Electronic Commerce Industry's attractiveness to all players in the world market cannot be understated. In addition to providing merchants with a huge base of customers, and providing to consumers increased customer responsiveness, e-commerce serves to provide a value-added level of information to all parties, streamlining organizations and cutting out capital waste.

	QuadXSports.com is positioned to take advantage of the growth and opportunities afforded by the internet by entering into the e-commerce arena. Through an in-depth on- and off-line marketing campaign, consumers will be reached through a variety of channels, driving increasing amounts of traffic and sales through the web site.

                         Strategy

Marketing Plan

	QuadXSports.com will be aiming for chief name brand recognition in the Extreme Sports Industry. This will be accomplished through an aggressive marketing plan, encompassing such conventional channels as advertising, promotions, sponsorships, and direct marketing; as well as recently introduced marketing measures geared toward driving traffic and purchases through a portal/e-commerce web site.

Advertising

     An advertising campaign will be formulated to target all levels of Extreme Sports enthusiast, aiming toward achieving top of mind brand name recognition for the Company in relation to its industry.
Currant trends in advertising for an Internet company rely upon name recognition of the site URL (Universal
Residence Locator - in this case,
www.quadxsports.com).

	The Companies advertising campaign will be carried out in this manner. High-definition, low involvement advertisements are best suited for this purpose. The company's initial advertisements will feature context-rich (dramatic images of Extreme Sports activities), uncomplicated and focused positioning of QuadXSports.com.
Advertising will take place on popular, focused media such as select television advertising, Extreme
Sports magazines, radio spots, and public venues
(i.e. billboards, etc.).

	In addition, the Company will utilize vector graphic Internet advertisements to drive traffic and purchases through the site, created via Macromedia's
Flash and Shockwave software. Vector based ads convey a much richer exposure with shorter download times than conventional animated .gif banner advertisements. This unobtrusive yet rich means of Internet advertising is now being implemented on a large scale. QuadXSports.com's Internet advertising campaign will rely on the effectiveness of vector graphics from its inception, dramatically garnering an excessive number of hits to the company's web site. ("Hits" - or visits, are the way the value of a web site is established).

Promotions

     The management of the Company realizes that top-of-mind name brand recognition in the ESI cannot be achieved through advertising alone. QuadXSports.com will be instrumental in its role as a key facilitator of Extreme Sports. The company will offer sponsorships to Extreme Sporting events both locally and nationwide. ESPN's Extreme Games, Long Beach Grand Prix, Ocean Pacific's Pro Surfing Championship are just of few of the events being targeted for sponsorship and promotion by the Company.

	In this arena, the connections of management with the key personnel in the ESI will serve to position
QuadXSports.com as an instrumental player at Extreme
Sports events around the world.

Direct email

	While conventional direct mail campaigns have steadily decreased in effectiveness over the last five years, Internet direct email programs have evinced remarkable effectiveness in driving traffic to a particular site, as well as motivating purchases via e-commerce. Direct emailing is also extremely focused in its approach, since email listing come through registration processes, which typically provide more information that is typically garnered from a direct mail database. The Company's direct emailings will target
Extreme Sports athletes and enthusiasts; and will provide them with the latest information about the content and the products the company will feature on its web site. The end result: an enhanced level of web traffic at www.quadxsports.com.

Information Technology Plan ["IT"]

	As the Company moves onto the world wide web, serious demands will be placed upon its information based assets. Management has developed an in-depth plan concerning QuadXSports.com's existing and future technological and systemic requirements. The sheer number of options available to firms moving onto the Internet is staggering, but with a top-flight management team, the acquisition, implementation, use, and maintenance of the solutions that will be included into the Company's operational structure will work at peak efficiency.

	QuadXSports.com will stay on the "cutting edge" of technological implementation rather than the "bleeding edge." In short, management's policy will incorporate technologies that have been on the market for six months or longer. This self-imposed "technology horizon" will enable QuadXSports.com to maintain a high level of technological sophistication without the costs.

	Management has evaluated the informational requirements the company will be facing on an "IT"-basis; and has formulated an in-depth plan to facilitate the informational evolution of the Company. In essence, management's plan incorporates immediate and sustained scalability, a high degree of security, robust systems redundancy, and the emphasis upon speed regarding the information requests of the users of the site.

Scalability

	From the start, the company's informational structure has incorporated institutional and proprietary programs with emphasized compatibility, ease of growth, and a high level of redundancy. In essence, its informational structure was designed from day one to accommodate the growth and e-commerce outlets that are inevitable components of QuadXSports.com's evolution. The network will be able to implement, at key predetermined junctures, the inclusion of such solutions as increased numbers of servers, introduction of direct lines into the communication structure, integration of routers, systems information and database sharing with joint venture parties, allies, and partners, and the requisite software upgrades integral to the maintenance of the company's IT assets.

	As QuadXSports.com's market share grows, its database will be faced with a pronounced increase in the amount of information it will need to process. The scalability of the information structure allows for the implementation of systems to do specialized tasks, like managing content applications, or logging orders.

Security

	While many consumers are finally embracing the Internet and e-commerce, many still exhibit fears concerning the security of their information through online channels. QuadXSports.com takes a serious stance upon site security and will implement and continually update its internal and external security measures. All transactions will be carried out thru 128-bit SSL encryption with extensive onsite information transfer monitoring. An array of firewalls will be in place to limit external intrusion into the company's core systems. The number of people with access to the Company's information databases will be minimal due to the plan for increased automation in regards to site growth and management. The company's information is scalable to facilitate the implementation of new security protocols with a minimum of downtime and inconvenience to the administration and customer base.

Y2K Compliancy and Redundancy

	From the outset, the software implemented into the company's information based assets, both institutional and proprietary, has been "Year 2000 Compliant". With no aged and/or embedded proprietary software and systems to interfere with operations at the end of the millennium, QuadXSports.com is 100% Y2K compliant.

	In addition to the execution of all-encompassing systems tests to discern possible glitches and bottlenecks in the site's informational structure, disaster recovery plans are firmly in place to minimize the downtime in the event that unforeseen variables impact QuadXSports.com's network. The company is prepared for problems ranging from the dealing with the introduction of a virus into the network to the outright physical destruction of multiple network nodes.

	Contingency plans even go so far as the bringing in of generators to maintain power to the network in the event of a power outage. In all cases, the hardware and software solutions implemented in the information network will be standardized throughout QuadXSports.com's layout with the proper mix of software, hardware, and managed protocols to facilitate redundancy and to minimize the downtime and exposure to risk that can be the result of a catastrophic event.

Emphasis on Speed

	As the site's popularity increases, web traffic on its Internet site and the number of requests the information network will need to process will increase exponentially. In order to cope with rapidly growing demand, the emphasis of development in the informational network will be upon speed.

	While most networks utilize centralized, mass storage solutions, these systems have limited ability to maintain acceptable levels of expediency due to the need for protocols to search an entire archive before moving to the next. By implementing several smaller storage solutions, and utilizing a streamlined program of protocols, search and retrieval times can be radically reduced by routing information requests through several smaller information archives.

	The network will be run through Windows NT, which requires more administrative involvement than other network operating systems. However, Windows NT represents a fast, compliant, and expandable network operating system, and hence is perfectly suited for utilization by QuadXSports.com

Current Acquisitions

	In its mission to provide to the public a security that captures the essence of the ESI, QuadXSports.com selects the best and brightest new companies to add to its family of acquisitions. Currently, QuadXSports.com is negotiating to acquire several companies, and plans to add them by the end of the year.

VK Sports

	QuadXSports.com's aggressive acquisition plan not only encompasses retailers and e-tailers, but also has features the need for vertical integration into this Extreme Sports Industry. The company's negotiations to acquire VK Sports a distributor of Extreme Sports equipment, apparel and accessories indicates its desire to enter into the market at this level. VK Sports distributes over 3,600 products to over 100 retail outlets and stores nationwide.

	Since 1975, VK Sports has tapped into the ESI by providing to retailers skateboards, surfboards, snowboards, accessories and apparel. VK Sports boasted $7.5 million in revenues in 1998, as is projected to exceed $9.5 million with profit margins of 35% in 1999 owing to the growth of the Extreme Sports movement. A letter of intent has been signed, and should finalize a formal acquisition by the end of 1999.

Proposed Acquisitions

	The following is a listing of the companies in which QuadXSports.com is currently in negotiations with to add to its set of acquired companies. In each of these cases, QuadXSports.com will serve to enhance the management and operations of the company, as well as to establish an Internet presence for the major brands associated with these proposed acquisitions.

Rat City

	For complete penetration into the ESI, the Company's acquisition strategy includes the ownership of several retail outlets. Rat City is a center of Extreme Sports, with a customer base that stretches throughout
Los Angeles county.

	Founded in Burbank, California in 1988, Rat City is a center of the Extreme Sports movement, providing skateboards, snowboards, apparel and accessories to customers throughout Los Angeles county. In 1997, revenues from this store alone exceeded $750,000. While revenues have not been earned at the same level, QuadXSports.com will enhance the management and logistical elements of this retail outlet and will provide a market on the Internet for its products, thereby enhancing sales and profit potential.

Travel Alternatives

     Although Southern California exists as a center of the Extreme Sports movement, QuadXSports.com is a nationwide company. Many potential acquisitions are being targeted outside the Southern California. Travel Alternatives is a retail outlet that caters to the skateboarding community.

	Based in Indianapolis, Indiana, Travel Alternatives is a rapidly growing traditional brick and mortar retail outlet.
With an estimated $180,000 in revenues for 1999 and a highly diversified product line, Travel Alternatives will bolster the Company's already large selection of items to be offered on its web site.

Conclusion

     QuadXSports.com is imminently positioned to be the number one name in the Extreme Sports Industry. With its qualified and connected management team, in depth strategic planning, and top flight web technology, QuadXSports.com will offer shareholders a legitimate security tied intimately with the Extreme Sports Industry.


Item 3.  Description of Property

	None at this time.

Item 4.  Security Ownership of Management and
         Others and Certain Security Holders

     The following table sets forth information, to the best knowledge of the Company as of July 20, 1999, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding common stock, and the officers and directors of the Company.

Name and Address of      Amount and Nature of
Beneficial Owner         Beneficial Ownership

STOP TRANSFER-PRESIDENTIAL REQUEST  375,000

AVENGER SOFTBALL, INC			 27,000
3290 SOUTH BANNOCK
ENGLEWOOD CO 80110

LISA K. BRASHER CHILDRENS TRUST	 13,500
9 CHERRYMOOR DRIVE
ENGLEWOOD CO 80110

JOHN D. BRASHER, JR			194,000
90 MADISON STREET
SUITE 707
DENVER CO 80206

DR. WAYNE KARP   			       22,000


THE DEPOSITORY COMPANY	            314,387
P O BOX 222
BOWLING GREEN STATION
NEW YORK NY 10274

DAVID DRISKELL                       10,000

CARL DINCAN                          13,500
3290 SOUTH BANNOCK
ENGLEWOOD CO 80110

HOWARD P EFFRON				   1,350
123 E 54TH ST, NO. 4D
NEW YORK, NY 10022

VIOLET M. FLAGEOLLE			   5,400
6820 W. AIRVIEW
LAKEWOOD CO 80232

LINDA GAUEAU                           2,500
PO BOX 292
CHAPTICO MD 20621

MARY GAVARINSKI                        2,700
308 SMOKERISE BLVD
LONGWOOD FL 32779

LARRY GLASCO				   1,350
10967 W ARKANSAS AVE
LAKEWOOD CO 80232

SCHERRIE GLASCO				   1,350
10967 W ARKANSAS AVE
LAKEWOOD CO 80232

KEVIN GRACE					 949,300
210 6TH ST
HUNTINGTON BEACH CA 92648

ERIC HANSON					   5,400
5232 SOUTH EVERETT
LITTLETON CO 80123

WILLIAM C KEDERSHA                     1,500
180 WOODS END DR
LITTLE SIVER NJ 07739

REESE MCKAY					   2,700
P O. BOX 600
VALLEY LEE, MD 20629

D. K. NELSON				  54,000
6621 WEST CALHOUN PLACE
LITTLETON, CO 80123


APRIELE NELSON				  13,500
2041 3RD ST. SOUTH
ST. PETERSBURG FL 33705

DONNA K NELSON,				  13,500
AS CUST. FOR CANDICE
NELSON THE COL. UNIFORM GIFT TO MNR. ACT
6521 WEST CALHOUN PLACE
LITTLETON CO 80123

J. R. NELSON				 194,000
6521 WEST CALHOUN PLACE
LITTLETON CO 80123

LILA NELSON					   1,350
P. O. BOX 596
CEDAREDGE, CO 81413

MAYNARD NELSON				   2,700
P O BOX 596
CEDAREDGE CO 81413

STANLEY NELSON				   2,700
P O BOX 595
CEDAREDGE CO 81413

NORDSTROM, FORBES & LINCOLN 		  27,000
INCORPORATED
6521 WEST CALHOUN PLACE
LITTLETON CO 80123

NATHAN RODSTEIN                       10,000

ASTON SALTER                         123,913
3000 NE 51 STREET
LIGHTHOUSE POINT FL 33064

ZOC SALTER                           123,912
3000 NE 51 STREET
LIGHTHOUSE POINT FL 33064

FRANCES SEATON				   1,350
4543 SOUTH GAR WAY
LITTLETON CO 80123

FENTON BEATON				   1,350
4543 SOUTH GAR WAY
LITTLETON CO 80123

SPORTS MARKETING INTERNATIONAL LTD.	 260,825
1331 SE 14TH COURT
DEERFIELD BEACH FL 33064

IMTIAZ STEPHEN				   2,700
6643 SOUTH DOWNING ST
LITTLETON CO 80121


TRANS-AMERICAN ENERGY			247,825
CORPORATION
123 MAIN STREET #304
EVANSVILLE IN 47708

JORDAN T WEDEL				123,913
3900 WOODCASTLE ROAD
EVANSVILLE IN 47711

RICHARD WEDEL				123,912
224 W MAIN STREET, #1
BOONVILLE IN 47601

WILLIAM L. WILSON				 27,000
7315 EARNSHAW
SHAWNEE KS 66216

YAKIMA CORP					 54,000
9 CHERRYMOOR DRIVE
ENGLEWOOD CO 80110



                  TOTALS	    3,352,587

Item 5.  Directors, Executives, Officers and Significant
	   Employees

The directors and officers of the Company are as follows:

Name                        Position
------------                --------------------

Kevin Grace            	    President, Chairman

Bonnie Grace                Vice President, Administration

Bonnie Grace                Director

	The management team is qualified to successfully grow and manage this exciting venture. All officers have both the qualifications, experiential backgrounds, and youthful intensity to provide the commitment of excellence required to make this company a success.

Kevin Grace

	Kevin Grace, the 32-year old President of
QuadXSports.com Inc. grew up in Hermosa Beach Ca. and has been involved in Extreme Sports since he was 10 years old. Through his involvement in this industry, Kevin was able to gage the profit potential of extreme sports at an early age. Beginning in 1990, Grace developed several different companies, including Expired Snowboards, where he designed, constructed and marketed three lines of snowboards. Diakka Sport Watches was established to bring to the market durable action sport watches, and were worn by prominent professional skateboarders at the time. Mr. Grace also created and managed Sha Sha Shoes, offering quality designer footwear for extreme sports enthusiasts.

	Mr. Grace has developed his companies from start to finish - all with successful and profitable results. He has experience in every aspect of business including design, marketing, sales both international and domestic, research and development of new product lines, major distribution, and most recently bringing forth a public company. Kevin's experience in the industry, motivation, and uncanny sense of timing has allowed him to create his newest venture, QuadXSports.com. Kevin developed this company in March of 1999, to bring to the industry a publicly traded company serving the Extreme Sports market.

	Currently, Grace spends most of his time seeking new profitable acquisitions to add to the Quad X Sports family. In addition, Grace is in the process of developing a new product line to offer to the extreme sports market. Kevin Grace's success in the industry gives him the advantage he needs to fulfill Quad X Sports.com's goals for a profitable future.

Bonnie Grace

	Bonnie Grace is the Vice President of QuadXSports.com and bears the responsibility of monitoring daily operations as well as the implementation of new ideas to help fine tune the company. Bonnie joined QuadXSports.com in April of 1999. Her professional career includes her role as purchasing manager at Tong Hsing Electronics where she successfully implemented a new software procurement system.

	Her extensive background functions include acting as a liaison and facilitator between customers, vendors and
purchasing departments.   She incorporated new ideas that
helped improve efficiency and increase company profits. Early in her career she was a consultant at Rubbermaid. She negotiated, planned, and administered major subcontracts for the off-site manufacture for 35% of all production. Bonnie Grace holds a Bachelor of Arts Degree in Business from Long Beach State and retains a C.P.M.

Item 6.  Remuneration of Directors and Executive Officers


Salaries
Kevin Grace       	$8000 a month
Bonnie Grace      	$4000 a month
G. Ivan Connelly  	$4000 a month
Dean Forline      	$2000 a month

Item 7.  Interest of Management and Others in
         Certain Transactions

None.

Item 8.  Legal Proceedings

	The Company is not engaged in any pending or threatened legal proceedings.

                           Part II

Item 1.  Market Price of and Dividends of the
         Registrant's Common Equity and Other
         Stockholder Matters.

	Unknown at this time.

Item 2.  Recent Sales of Unregistered Securities.

	None.

Item 3.  Description of Securities.

	Common Stock.

Item 4.  Indemnification of Directors and Officers.

	The Nevada Revised Statutes and the Company's Articles of Incorporation and Bylaws authorize indemnification of a director, officer, employee or agent of the Company against expenses incurred by him or her in connection with any action, suit, or proceeding to which such person is named a party by reason of having acted or served in such capacity, except for liabilities arising from such person's own misconduct or negligence in performance of duty. In addition, even a director, officer, employee or agent of the Company who was found liable for misconduct or negligence in the performance of duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities

	Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

   Part F/S

Item 1.  Financial Statements

	The audited financial statements of the Company and related notes which are included in this offering have been examined by James E. Slayton, CPA, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

The following documents are filed as part of this report:

a) Quad X Sports.com, Inc.

                    Quad X Sports.com, Inc.
                  (A DEVELOPMENT STAGE COMPANY)

                      FINANCIAL STATEMENTS
                        August 31, 1999

                      TABLE OF CONTENTS



 	                                                   PAGE

INDEPENDENT AUDITORS' REPORT                              F-1

BALANCE SHEET - ASSETS                                    F-2

BALANCE SHEET - LIABILITIES AND SHAREHOLDER'S EQUITY      F-3

STATEMENT OF OPERATIONS                                   F-4

STATEMENT OF STOCKHOLDERS' EQUITY                         F-5

STATEMENT OF CASH FLOWS                                   F-6

NOTES TO FINANCIAL STATEMENTS                             F-7

James E. Slayton, CPA

3867 WEST MARKET STREET
SUITE 208
AKRON, OHIO 44333
1-330-864-3553

                   INDEPENDENT AUDITORS' REPORT

Board of Directors				November 9, 1999
Quad X Sports.com, Inc. (The Company)
Las Vegas, Nevada 89109

     I have audited the Balance Sheet of Quad X Sports.com, Inc. (A Development Stage Company) as of August 31, 1999, and the related Statements of Operations, Stockholders' Equity and Cash Flows for the period February 10, 1999 (Date of Inception) to August 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quad X Sports.com, Inc., (A Development Stage Company), as of August 31, 1999, and the results of its operations and cash flows for the period February 10, 1999 (Date of Inception) to August 31, 1999, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has had limited operations and has not generated significant revenues from planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ James E. Slayton
-------------------------
James E. Slayton, CPA
Ohio License ID# 04-1-15582

                    Quad X Sports.com, Inc.
                  (A DEVELOPMENT STAGE COMPANY)

                          BALANCE SHEET
                              AS AT
                         August 31, 1999


                              ASSETS
     ASSETS

CURRENT ASSETS

Cash                     			                   	3,496.00
					 	                                  	 -------------
Total Current Assets                            3,496.00

PROPERTY AND EQUIPMENT
Property and Equipment(net of
depreciation)                                  76,522.00
                                           -------------
Total Property and Equipment                   76,522.00

OTHER ASSETS
Rent and Utility Deposits                       8,545.00
Other Deposits                                 11,000.00
Organizational Costs                            2,995.00
                                           -------------
Total Other Assets                             22,540.00


                                           -------------
TOTAL ASSETS                                 $102,558.00
                                           -------------
                                           -------------



       See accompanying notes to financial statements
                             F-2

                    Quad X Sports.com, Inc.
                  (A DEVELOPMENT STAGE COMPANY)

                          BALANCE SHEET
                              AS AT
                         August 31, 1999


                       LIABILITIES & EQUITY

   CURRENT LIABILITIES

Accounts Payable                               30,863.00
Accrued Expenses         			                   44,912.00
Notes payable - related party                  43,186.00
Current portion of long term liabilities        6,469.00
					 	                                  	 -------------
Total Current Liabilities                     120,495.00

LONG TERM LIABILITIES
Notes Payable                                 216,143.00
Less: current portion                          (6,469.00)
                                           -------------
Total Long Term Liabilities                   210,674.00

   EQUITY
Common Stock, $0.001 par value,
authorized 50,000,000 shares;
issued 3,352,587                                3,353.00
Additional Paid in Capital                    200,345.00
Donated Capital                                     0.00
Retained Earnings (Deficit
accumulated during development stage)        (436,244.00)
                                           -------------
Total Stockholders' Equity                   (232,546.00)


                                           -------------
TOTAL LIABILITIES & OWNER'S EQUITY          $102,558.00
                                           -------------
                                           -------------




       See accompanying notes to financial statements

                    Quad X Sports.com, Inc.
                  (A DEVELOPMENT STAGE COMPANY)
                     STATEMENT OF OPERATIONS
                            FOR PERIOD
    February 10, 1999 (Date of Inception) to August 31, 1999


     REVENUE

Services                                      135,806.00

     COSTS AND EXPENSES
Selling, General and Administrative           559,761.00
					 	   	                                -------------

          Total Cost and Expenses             559,761.00
                                           -------------


Other Income (Expense):
     Interest expense                            (889.00)
     Bad debt expense                         (11,400.00)
                                           -------------
          Total Other Income (Expense)        (12,289.00)

          Net Ordinary Income or (Loss)      (436,244.00)
                                           -------------
                                           -------------


Weighted average number of
common shares outstanding                      2,516,353

Net Loss Per Share                                 -0.17


       See accompanying notes to financial statements
                             F-4

                    Quad X Sports.com, Inc.
                  (A DEVELOPMENT STAGE COMPANY)
           STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                            FOR PERIOD
    February 10, 1999 (Date of Inception) to August 31, 1999


				                      	Common
		                      			Stock
                      					Shares	          	Amount
             				        	--------------------------------

Balances at
February 10, 1999                                    0.00

Reverse
acquisition for
accounting
purposes of Boraxx         	2,700,000	          	2,700.00
Technologies, Inc.

Stock issued for
cash at $2.00 per             100,000              100.00
share

Stock issued for
services at $1.20               2,587                3.00
per share

Net loss
 February 10, 1999
 (inception) to
 August 31, 1999
                          --------------------------------

Balances as at
 August 31, 1999		          	3,352,587	           $3,353.00
                          --------------------------------
				                     	--------------------------------









				                      	Additional
				                      	paid-in	            	Donated
                      					capital	             Capital
                          --------------------------------

Balances at
February 10, 1999                  0.00

Reverse
acquisition for
accounting
purposes of Boraxx            (2,655.00)		            0.00
Technologies, Inc.

Stock issued for
cash at $2.00 per            199,900.00
share

Stock issued for
services at $1.20              3,100.00
per share

Net loss
 February 10, 1999
 (inception) to
 August 31, 1999
                          --------------------------------

Balances as at
 August 31, 1999		           $200,345.00	            $0.00
                          --------------------------------
                     					--------------------------------





				                       	Deficit
					                      accumulated
				                      	during    	      	Total
				                      	development       Stockholder's
				                      	stage             Equity
                          --------------------------------

Balances at
February 10, 1999                                   0.00

Reverse
acquisition for
accounting
purposes of Boraxx                                 45.00
Technologies, Inc.

Stock issued for
cash at $2.00 per                             200,000.00
share

Stock issued for
services at $1.20                              3,1030.00
per share

Net loss
 February 10, 1999
 (inception) to
 August 31, 1999             436,244.00	      436,244.00
                          --------------------------------

Balances as at
 August 31, 1999		           $436,244.00	    ($232,546.00)
				                     	--------------------------------
                       			--------------------------------


       See accompanying notes to financial statements
                             F-5

                    Quad X Sports.com, Inc.
                  (A DEVELOPMENT STAGE COMPANY)
                     STATEMENT OF CASH FLOWS
                            FOR PERIOD
    February 10, 1999 (Date of Inception) to August 31, 1999

CASH FLOWS FROM OPERATING ACTIVITIES

Net (loss) from operations                  $(436,244.00)
Adjustments to reconcile net income to
net cash provided
Services for stock                              3,103.00
Depreciation Expense                            3,740.00
Bad Debt Expense                               11,400.00
Increase in Payables                           30,863.00
Increase in accrued expenses                   44,912.00
                                             -----------
     Net Cash provided by Operating
     Activities                              (342,226.00)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment                          80,138.00
Cash paid for deposits                         19,545.00
Cash paid for organization costs                3,100.00
                                             -----------
     Net cash used by investing activities   (102,783.00)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Capital Stock                     200 550.00
Cash received from debt financing             258,741.00
Principal payments on long term debt          (10,461.00)
                                             -----------
     Net cash provided by financing
     activities                               448,830.00

     Net increase (decrease)  in cash           3,821.00
     Balance at beginning of period                 0.00
     Balance as at end of period                3,821.00


       See accompanying notes to financial statements
                             F-6

                     Quad X Sports.com, Inc.
                  (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO FINANCIAL STATEMENTS
                         November 9, 1999

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

Quad X Sports.com, Inc.(the Company) was organized under the laws of the State of Colorado on May 1, 1996 as Grand Canyon Ventures Three, Inc. On June 22, 1998 the Company changed its name to Boraxx Technologies, Inc. (Boraxx). On March 3, 1999 the Company engaged in a share exchange with Apex Sports.com, Inc.(Apex) and changed the name to Quad X Sports.com, Inc.
The share exchange with Apex, a Nevada corporation organized February 10, 1999, was accounted for as a reverse acquisition, therefore all historical information is that of the accounting survivor being Apex. The Company issued 2,700,000 common shares in exchange for 100 percent of the outstanding stock of Apex. The Company is currently engaged in the development and acquisition of operating companies in the extreme sports industry (i.e. snowboards, skateboards, apparel).

During March 1999, the Company issued 550,000 shares of common stock for cash of $550.00.

During March 1999, the Company issued 2,587 shares of common stock for services valued at $3,103.

During March 1999, the Company issued 100,000 shares of common stock for cash of $200,000.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES


Accounting policies and procedures have not been determined except as follows:

1.  The Company uses the accrual method of accounting.

2. The Company's cost of organization was recorded at cost and are being amortized on a straight line basis over five years.

3. Basic earnings per share is computed using the weighted average number of shares of common stock outstanding.

4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

5. The cost of equipment is depreciated over the estimated useful life of the equipment utilizing the straight line method of depreciation. The amount of depreciation recorded during this period was $3,616.00.

                     Quad X Sports.com, Inc.
                  (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO FINANCIAL STATEMENTS
                         November 9, 1999


NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES - CONTINUED

6. The Company experienced losses for its first operating period February 10, 1999 (Date of inception) to August 31, 1999. The Company will review its need for a provision for federal income tax after each operating quarter and each period for which a statement of operations is issued. The Company's net operating loss totals approximately $436,244.00 that will be offset against future income. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforward will expire unused.

7. The Company has adopted December 31 as its fiscal year end.

8.  The Company records its inventory at cost.

9. The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions which affect the reported amounts of assets and liabilities as at the date of the financial statements and revenues and expenses for the period reported. Actual results may differ from these estimates.

10. The Company's Statement of Cash Flows is reported utilizing cash(currency on hand and demand deposits) and cash equivalents( short-term, highly liquid investments). The
Company's Statement of Cash Flows is reported utilizing the indirect method of reporting cash flows.

11.  These financial statements include the books of Boraxx
Technologies, Inc and its wholly own subsidiary Apex Sports.
Como, Inc. All intercompany transactions and balances have been eliminated in the consolidation.

  	NOTE 3 - GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not generated significant revenues from its planned principal operations. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

                     Quad X Sports.com, Inc.
                  (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO FINANCIAL STATEMENTS
                         November 9, 1999

NOTE 4 - RELATED PARTY TRANSACTION

Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

The president loaned the Company $0,495.00 to Quad X
Sports.com, Inc. to pay operating expenses of Quad X
Sports.com, Inc.. This is being carried as accounts payable as it is considered a trade payable. There were no intercompany eliminations required as a result of these transactions.

NOTE 5 - WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE 6 - YEAR 2000 ISSUE

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before on, or after January 1, 2000 and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

NOTE 7 - LONG TERM COMMITMENTS AND CONTINGENCIES

The Company neither owns or leases any real or personal property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

                     Quad X Sports.com, Inc.
                  (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO FINANCIAL STATEMENTS
                         November 9, 1999

NOTE 8 - NOTES PAYABLE

Notes Payable are detailed as follows:	     August 31, 1999

Note payable to a corporation, for an automobile,
bears interest at 13.25% payments due monthly of
$539.066 through May 2003.                	     	 $19,686

Convertible Notes Payable, for cash, bears interest
at 12%. No payments due for one year.  The notes
may be converted to common stock at the rate of $1
of debt per share of common stock issued.			$196,447

Total Notes Payable					                    $216,143

Less current portion					                     $6,469

Net Long Term Liabilities		               		$210,674

Future minimum payments on notes payable are as follows at August 31, 1999:

1999			     1,371
2000			   201,369 (196.448 in cash or common stock)
2001			     4,922
2002			     4,922
2003			     2,049
Total Notes Payable $216,143

NOTE 8 - NOTES PAYABLE -RELATED PARTY

Notes payable - related party are detailed as follows:

Note payable to the president of the Company,
non-interest bearing, due within one year and
unsecured						                    		 $43,186

Total Notes Payable-Related Party				 $43,186

James E. Slayton, CPA

3867 WEST MARKET STREET
SUITE 208
AKRON, OHIO 44333



To Whom It May Concern:		     		November 9, 1999

     The firm of James E. Slayton, Certified Public Accountant consents to the inclusion of my report of August 31, 1999, on the Financial Statements of Quad X Sports.com, Inc. from the inception date of February 10, 1999 through August 31, 1999, in any filings that are necessary now or in the near future to be filed with the U. S. Securities and Exchange Commission.

Professionally,



/s/ James E. Slayton
-------------------------
James E. Slayton, CPA
Ohio License ID # 04-1-15582

Item 2.  Changes In and Disagreements With Accountants on
Accounting and Financial Disclosure

	None--Not Applicable


                            Part III

Item 1.  Index to Exhibits

Exhibit
Number       Title
--------     ------

3.2 Amendment to Articles of Incorporation
3.3 Articles of Merger
3.4 By Laws

SIGNATURES

     In accordance with Section 12 of the Securities Exchange
Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              Quad X Sports.com, Inc.
                                  (Registrant)


Date: November 11, 1999                 By: /s/ Kevin Grace
                                       -----------------------
                                        Kevin Grace
     	                                  President




Item 2.  Description of Exhibits